# SEC Schedule 13D/A (Amendment No. 25) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lunai Bioworks Inc., CIK 0001527728
CUSIP: 29350E203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2080 Century Park East, Suite 906, Los Angeles, California (CA), 90067
Date of event which requires filing of this statement: 10/13/2026
Amends the filing with accession number 0001214659-23-007572
Filed by CIK 0001753085
Persons authorized to receive notices and communications: William Anderson Wittekind, 8581 Santa Monica Blvd., #317, West Hollywood, California (CA), 90069, (424) 235-1810; Patrick T. McCloskey, McCloskey Law PLLC, 260 Madison Avenue, 15th Floor, New York, New York (NY), 10016, 646.970.0611

## Reporting persons
- William Anderson Wittekind (CIK 0001753085): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 70,083; shared voting power 156,582; sole dispositive power 70,083; shared dispositive power 156,582; aggregate amount beneficially owned 226,665 (4.5% of the class)
  Comment: (1) The number of shares disclosed in Rows 7 and 9 consist of (i) 40,822 shares owned by William Anderson Wittekind ("Wittekind"); (ii) 10,504 shares owned by Weird Science LLC ("Weird Science"); (iii) 63,393 shares owned by the William Anderson Wittekind 2020 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the "Wittekind 2020 Annuity Trust"); (iv) 5,632 shares owned by the Dybul 2020 Angel Annuity Trust, a grantor retained trust of which Wittekind is the sole trustee (the "Dybul 2020 Annuity Trust"); (v) 625 shares owned by the Ty Mabry 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is sole trustee (the "Mabry 2021 Annuity Trust"); and (vi) 4,576 shares owned by the William Anderson Wittekind 2021 Annuity Trust, a grantor retained annuity trust of which Wittekind is the sole trustee (the "Wittekind 2021 Annuity Trust" and, together with the Wittekind 2020 Annuity Trust, the Dybul 2020 Annuity Trust and the Mabry 2021 Annuity Trust, the "Trusts"). In his capacity as the sole manager of Weird Science, Wittekind has sole voting and sole dispositive power over the shares owned by Weird Science. In his capacity as the sole trustee of the Trusts, Wittekind has sole voting power and sole dispositive power over the shares owned by the Trusts.
  (2) The number of shares disclosed in Rows 8 and 12 consists of (i) 1,102 shares owned by Wittekind and Serhat Gumrukcu, Wittekind's spouse ("Gumrukcu"), as joint tenants with a right of survivorship ("JTWROS") and (ii) 155,481 shares owned by Gumrukcu, of which Wittekind shares voting and dispositive power through a power of attorney dated June 24, 2022. Pursuant to an order of the United States District Court for the District of Vermont dated October 27, 2023, the shares owned by Gumrukcu are subject to a writ of attachment to secure the plaintiffs' claim in The Estate of Gregory Davis et al. v. Serhat Daniel Gumrukcu (Civil Case No. 5:22-cv-123).
  (3) The share numbers reflect a 1-for-8 reverse stock split that occurred on May 19, 2026. The percentage ownership disclosed in Row 13 is based upon 5,034,452 shares outstanding as of October 13, 2026, as disclosed in the Issuer's Form 10-K filed with the Commission on October 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Lunai Bioworks Inc.
Address of issuer's principal executive offices: 2080 Century Park East, Suite 906, Los Angeles, California (CA), 90067
Comment:
This Amendment No. 25 amends the Schedule 13D filed by Weird Science LLC, a California limited liability company ("Weird Science") and William Anderson Wittekind, a member and manager of Weird Science ("Wittekind") with respect to the shares of common stock, par value $0.0001 per share ("Common Stock") of Lunai Bioworks Inc. (the "Issuer") received by Weird Science pursuant to that certain Agreement and Plan of Merger dated January 12, 2018 (the "Merger Agreement") by and among the Issuer (then known as DanDrit BioTech USA, Inc.), DanDrit Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Merger Sub"), Renovaro Biopharma, Inc., a Delaware corporation then known as Enochian Biopharma Inc. ("Target"), and Weird Science, in its capacity as the majority stockholder of the Target, as amended by Amendment Nos. 1 through 24 thereto. Wittekind is the sole reporting person under this Amendment No. 25 to Schedule 13D (the "Reporting Person").

Capitalized terms used but not defined in this Amendment No. 25 have the meanings given to such terms in the initial Schedule 13D, as amended by Amendment Nos. 1 through 24 thereto.

On October 13, 2026 the Issuer filed a Form 10-K reporting that there were 5,034,452 shares of Common Stock issued and outstanding as of October 13, 2026. This Amendment No. 25 is being filed to report the change in the Reporting Person's beneficial ownership to 4.5%.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in Items 7-11 and Item 13 of the Cover Page of this Amendment No. 25, including the accompany notes, is hereby incorporated by reference into this Item 5(a).
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Items 7-11 and Item 13 of the Cover Page of this Amendment No. 25, including the accompany notes, is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Not Applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Based on the number of shares of Common Stock disclosed as outstanding in the Issuer's Form 10-K filed on October 13, 2026, the Reporting Person no longer owns more than 5% of the Issuer's Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable

## Signatures
- William Anderson Wittekind: /s/ William Anderson Wittekind, William Anderson Wittekind (10/15/2026)